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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-30914

NOTIFICATION OF LATE FILING:  10-QSB

For Period Ended:  June 30, 2000
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NOTHING  IN THIS  FORM  SHALL BE  CONSTRUED  TO IMPLY  THAT THE  COMMISSION  HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

                         PART I. REGISTRANT INFORMATION

Full Name of Registrant:  Xtreme Webworks
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Address of Principal
Executive Office:         8100 West Sahara Avenue, Ste 200
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City, State
and Zip Code:             Las Vegas, Nevada 89117
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                        PART II. RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period due to the ongoing gathering of financial information needed to complete the financial and managerial analysis for the Registrant's first quarterly report.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Shaun Hadley        (702)        221-8300 x244
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   (Name)          (Area Code) (Telephone Number)

(2)      Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                   [X]  YES  [ ]  NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   [ ]  YES  [X]  NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                                 Xtreme Webworks
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Exhibits

None

Date:  October 12, 2000      By:  /s/ SHAUN HADLEY
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                                      Shaun Hadley
                                      President